Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	May 28th, 2004

Exciting Gold Intercepts for First Point at Rio Luna Project

Dr. Peter M.D. Bradshaw, P.Eng., Executive Chairman of First Point Minerals Corp. (TSXV:FPX) is pleased to announce gold grades from the first two deep drill holes at the Balsamo East target at the Rio Luna gold project in Nicaragua as tabulated below.

Hole #	From	To	Meters	Au g/t
DD-RL-21	58.82	61.72	2.90	39.75
including	59.76	61.35	1.59	68.22
DD-RL-22	85.40	87.69	2.29	30.58
including	86.50	87.69	1.19	57.62

RL-21 and RL-22 are on the same section and between previously announced holes RL-8 (13.8m of 1.1 g/t gold) and RL-7 (5.0m of 0.7g/t gold). RL-22 intersects the vein approximately 40m down dip from RL-21. Full interpretation of these results is awaiting analytical data from two additional holes at Balsamo East (RL-23 and RL-24). The Company anticipates receiving the gold assay results from these two holes within the next two weeks, with silver assays for all four holes to follow at a later date.

Currently the rig is being moved to the Balsamo target, where a deep drill hole program will commence shortly. As previously announced, at Balsamo DD-RL-3 intersected 19.4 g/t gold over 2.6 meters.

All gold intersections are associated with strong quartz veins, breccias and stockwork zones.

The Qualified Person responsible for this release is Dr. Peter M.D. Bradshaw, P.Eng.

First Point Minerals Corp. is a Canadian precious metal exploration and development company focusing its activities in the Americas. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.